UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. ________)*

Games, Inc.

(Name of Issuer)

Common Stock, $.001 par value

(Title of Class of Securities)

(CUSIP Number)

Roger W. Ach, II, 600 Vine Street, 4th Floor, Cincinnati, Ohio 45202, Tel. (513) 721-3900

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 26, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [   ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. ..................................

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Chicago West Pullman, LLC IRS Identification Number: 31-1449044

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	XX
(b)

3.	SEC Use Only ...........................................................................................................................

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)......

6.	Citizenship or Place of Organization Ohio

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,769,088

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 1,769,088

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned 1,769,088

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): _________

13.	Percent of Class Represented by Row (11) 37%

14.	Type of Reporting Person (See Instructions) OO (limited liability company)

CUSIP No. ..................................

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Roger W. Ach, II...

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	XX
(b)

3.	SEC Use Only ...........................................................................................................................

4.	Source of Funds (See Instructions) NA

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) .................

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 2,284,628 (1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 2,284,628 (1)

11.	Aggregate Amount Beneficially Owned 2,284,628 (1)

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): _________

13.	Percent of Class Represented by Row (11) 48%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. ..................................

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Carol A. Meinhardt.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	XX
(b)

3.	SEC Use Only ...........................................................................................................................

4.	Source of Funds (See Instructions) NA

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) .................

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,720,367

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,720,367

11.	Aggregate Amount Beneficially Owned 1,720,367

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): _________

13.	Percent of Class Represented by Row (11) 36%

14.	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer
Common Stock, $.001 par value Games, Inc. 600 Vine Street, 4th Floor Cincinnati, Ohio 45202

Item 2.	Identity and Background

(a) Chicago West Pullman, LLC
(b) 600 Vine Street, 4th Floor, Cincinnati, Ohio 45202
(c) Investment Holding Company
(d) NA
(e) NA

(a) Roger W. Ach, II
(b) 600 Vine Street, 4th Floor, Cincinnati, Ohio 45202
(c) Chief Executive Officer, Games, Inc., 600 Vine Street, 4th Floor, Cincinnati, Ohio 45202
(d) NA
(e) NA
(f) Ohio

(a) Carol A. Meinhardt
(b) 600 Vine Street, 4th Floor, Cincinnati, Ohio 45202
(c) President, Lottery Corporation, 600 Vine Street, 4th Floor, Cincinnati, Ohio 45202
(d) NA
(e) NA
(f) Ohio

Item 3.	Source and Amount of Funds or Other Consideration
See Item 4 of Cover Sheets (2)

Item 4.	Purpose of Transaction

(a) Chicago West Pullman, LLC will acquire shares of Games, Inc. Convertible Preferred Series C, $.001 par value, which is convertible into Common Stock.  Each share of Convertible Preferred Series C Stock is convertible into 400 shares of Common Stock.

(b) NA
(c) NA
(d) NA
(e) Effective June 30, 2006, Games, Inc. effected a 1 for 10 stock split.

(f) The principle business of Games, Inc. is to identify companies and opportunities to which Games, Inc. can use its background in technology and customer relationship management to establish those operating entities.

(g) As permitted by the Certificate of Incorporation, the board of directors will designate the rights and powers associated with preferred stock and file a certificate of designations with the Delaware Secretary of State.  A name change is also anticipated to more accurately reflect the current business of the issuer.

(h) NA
(i) NA
(j) NA

Item 5.	Interest in Securities of the Issuer
(a) See Item 11 and Item 13 of each cover page (2)
(b) See Items 7 through 10 of each cover page (2)

(c) Effective July 26, 2006, Chicago West Pullman, LLC purchased 35,000 shares of Convertible Series C Preferred Stock of Games, Inc. from the issuer in exchange for $350,000 (aggregate consideration).  The sale was conducted as part of Games, Inc. efforts to raise additional capital and is reflected on the corporate stock records of Games, Inc.

(d) NA
(e) NA

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

By agreement dated April 18, 2006 by and between Games, Inc. and Chicago West Pullman, LLC, the parties agreed to the transaction described in Item 5(c).

Chicago West Pullman, LLC, Roger W. Ach and Carol A. Meinhardt have agreed to act as a group with respect to the Games, Inc. common and preferred stock owned by each member of the group and vote such securities in concert.

Item 7.	Material to Be Filed as Exhibits
2. Subscription Agreement dated April 18, 2006 by and between Games, Inc. and Chicago West Pullman, LLC
99 Rule 13d-1(k) Joint Agreement

Note (1): Following the adoption of the 2002 Long-Term Stock Incentive Plan and upon a subsequent conversion or exchange of Mr. Ach’s existing options to acquire shares of common stock of The Lottery Channel, Inc. d/b/a GameBanc Corporation, Mr. Ach will possess options to purchase 550,000 additional shares of Common Stock of Games, Inc.

Note (2): Chicago West Pullman, LLC is the direct holder of all 35,000 shares of Convertible Preferred Series C Stock, which is convertible into Common Stock of Games, Inc.  Mr. Ach is the Manager of Chicago West Pullman, LLC entitled to vote said shares on behalf of the company.  Ms. Meinhardt is the trustee of five trusts owning, in the aggregate, 90% of the membership interests of Chicago West Pullman, LLC, and therefore exercises control over the company.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Chicago West Pullman, LLC

By:  /s/Roger W. Ach, II

Roger W. Ach, II

Manager

/s/Roger W. Ach, II

Roger W. Ach, II, individually

/s/Carol A. Meinhardt

Carol A. Meinhardt, individually

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact
constitute Federal criminal violations (See 18 U.S.C. 1001)